Exhibit 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

		Three months ended March 31,
		2015	2014

Earnings from continuing operations before income taxes		$100	$134
Less:	Equity earnings	(15)	(16)
Add:	Total fixed charges deducted from earnings	50	56
	Dividends received from equity investees		14

	Earnings available for payment of fixed charges	$135	$188

Fixed charges

	Interest expense	$49	$55
	Portion of operating lease rental deemed to be interest	1	1

	Total fixed charges deducted from earnings and fixed charges	$50	$56

Ratio of earnings to fixed charges		2.7	3.4